SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2003

Commission File Number: 001-14554

Banco Santander Chile

Santander Chile Bank

(Translation of Registrant’s Name into English)

Bandera 140

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Chile

TABLE OF CONTENTS

Item

1.	Banco Santander Chile Third Quarter 2003 Results

2.	Banco Santander Chile and Subsidiaries Unaudited Consolidated Balance Sheets

3.	Banco Santander Chile Quarterly Income Statements

4.	Banco Santander Chile YTD Income Statements

5.	Financial Ratios

ITEM 1

www.santandersantiago.cl

BANCO SANTANDER CHILE ANNOUNCES

RESULTS FOR THE THIRD QUARTER 2003

•	Net income for the third quarter of 2003 totaled Ch$49,678 million (Ch$0.26 per share and US$0.41/ADR), increasing 44.6% compared to the third quarter of 2002.

•	The Bank’s ROE reached 24.3% in the third quarter of 2003 compared to 16.8% in the third quarter of 2002.

•	Fees grew 8.4% compared to the third quarter of 2002. The ratio of fees over operating expenses reached a record high 49.6%.

•	Operating expenses decreased 17.3% compared to the merger-adjusted level of the third quarter of 2002. The efficiency ratio reached 45.1%.

•	Provision expense decreased 33.2% compared to the third quarter of 2002.

•	In the nine month period ended September 30, 2003, net income reached Ch$141,123 million (Ch$0.75 per share and US$1.17/ADR). In this period, ROE reached 21.6% compared to 16.4% for the Chilean banking sector. The efficiency ratio was 43.9% compared to 55.4% for the banking industry as a whole.

CONTACTS:
Raimundo Monge Banco Santander Chile 562-320-8505	Robert Moreno Banco Santander Chile 562-320-8284	Desirée Soulodre Banco Santander Chile 562-647-6474

Santiago, Chile, October 30, 20031-. Banco Santander Chile (NYSE:SAN) announced today its unaudited results for the third quarter 2003. These results are reported on a consolidated basis in accordance with Chilean GAAP2

Net income for the third quarter of 2003 totaled Ch$49,678 million (Ch$0.26 per share and US$0.41/ADR), increasing 44.6% compared to the third quarter of 2003. The Bank’s ROE in the quarter reached 24.3%. Higher fee income, cost savings due to the merger and lower provisions offset the fall in net interest income. The Bank’s net fee income rose 8.4% compared to the third quarter of 2002. The rise in fees was due to an increase in fees from various business lines. Compared to the third quarter of 2002, checking account fees were up 21.5%, credit cards fees increased 36.6%, ATM fees rose 39.3% and insurance brokerage fees increased 21.3%. This was partially offset by a 13.8% decline in mutual fund management fees. With this growth in fees the ratio of fees to operating expenses reached a record high 49.6% in the third quarter of 2003 compared to 35.9% in the third quarter of 2002.

In the third quarter 2003 operating expenses decreased 21.6% compared to the third quarter of 2002. The main driver of this positive evolution of the Bank’s cost structure are the savings and synergies produced by the merger. The reduction in total expenses, excluding one-time merger costs incurred in the third quarter of 2002 reached 17.3% with a 14.5% decrease in personnel expenses and a 24.9% reduction in administrative costs. Total headcount has decreased 14% since the beginning of the merger process. The efficiency ratio reached 45.1% in the third quarter of 2003 compared to the adjusted efficiency ratio of 50.2% in the third quarter of 2002. In the nine-month period ended September 30, 2003 the Bank’s efficiency ratio reached 43.9%.

Total provisions for loan losses decreased 33.2% compared to the third quarter of 2002. This was mainly due to a decrease in provisions following the culmination of the credit review process and the improvement of asset quality indicators. Past due loans at September 30, 2003 remained flat compared to June 30, 2003. Loans over 30 days past due decreased 1.5% in the same period. Riskier loans rated B-, C and D, according to the Superintendency of Bank’s (SBIF) rating system decreased 2.3% in the same period. As a result, the past due loan ratio and the Bank’s Risk Index remained stable at 2.38% and 1.93%, respectively compared to the same figures as of June 30, 2003.

[1]	Safe harbor statement under the Private Securities Litigation Reform Act of 1995: All forward-looking statements made by Banco Santander Chile involve material risks and uncertainties and are subject to change based on various important factors which may be beyond the Bank’s control. Accordingly, the Bank’s future performance and financial results may differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, those described in the Bank’s filings with the Securities and Exchange Commission. The Bank does not undertake to publicly update or revise the forward-looking statements even if experience or future changes make it clear that the projected results expressed or implied therein will not be realized.
[2]	The Peso/US dollar exchange rate as of September 30, 2003 was Ch$665.13 per dollar. September 2002 figures are in constant Chilean pesos as of September 30, 2003 and have been adjusted by the price level restatement factor of 1.0290. June 30, 2003 figures are in constant Chilean pesos of September 30, 2003 and have been adjusted by the price level restatement factor of 1.001.

2

Finally, the Bank’s net interest margin reached 4.2% in the third quarter of 2003 compared to 4.4% in the third quarter of 2002. As a consequence, net financial income decreased 15.1% compared to the third quarter of 2002. The fall in net financial income was mainly due to a slightly negative inflation rate in the quarter, the low interest rate environment and the decrease in interest earning assets. It is important to point out that this was partially offset by the increase in high yielding consumer lending. Loans in Banefe increased 2.7% compared to the end of the second quarter of 2003 and 5.3% in 12 months. During the quarter the Bank also sold Ch$55,382 million in residential mortgage loans, recording a gain of Ch$1,710 million in other operating income, net. This in line with the Bank’s strategy of optimizing the asset mix and focusing on profitability. The ratio of average non-interest bearing liabilities and equity to average earning asset reached 20.0% in the third quarter of 2003, the same level as the second quarter of 2003 and up from 17.8% in the third quarter of 2002.

Banco Santander Chile	Quarter			Change %
(Ch$ million September 30, 2003)	IIIQ 2003	IIQ 2003	IIIQ 2002	IIIQ 2003/2002	IIIQ/IIQ 2003
Net financial income	105,266	127,448	123,920	(15.1%)	(17.4%)
Provision for loan losses	(21,278)	(27,541)	(31,859)	(33.2%)	(22.7%)
Fees and income from services	31,382	28,549	28,954	8.4%	9.9%
Operating expenses	(63,232)	(62,842)	(80,611)	(21.6%)	0.6%
Income before income taxes	60,022	62,180	39,724	51.1%	(3.5%)
Net income	49,678	51,000	34,345	44.6%	(2.6%)

Net income/share (Ch$)	0.26	0.27	0.18	44.6%	(2.6%)
Net income/ADR (US$)[1]	0.41	0.40	0.25	64.7%	2.9%

Total loans	7,720,506	7,865,241	8,595,947	(10.2%)	(1.8%)
Customer funds	6,373,164	6,961,619	7,906,717	(19.4%)	(8.5%)
Customer deposits	5,422,962	6,114,941	6,742,161	(19.6%)	(11.3%)
Mutual funds	950,202	846,678	1,164,556	(18.4%)	12.2%
Shareholders’ equity	959,771	915,600	988,013	(2.9%)	4.8%

Net financial margin	4.2%	5.0%	4.4%
Efficiency ratio	45.1%	41.1%	52.9%
Fees / Operating expenses	49.6%	45.4%	35.9%
ROE[2]	24.3%	23.6%	16.8%
Risk index	1.93%	1.94%	1.56%
PDLs / Total loans	2.38%	2.35%	1.74%
BIS ratio	15.3%	15.0%	13.9%
Branches	346	344	349
ATMs	1,098	1,101	1,104
Employees	7,684	7,894	8,363

1.	The change in earnings per ADR may differ from the change in earnings per share due to the exchange rate.
2.	Annualized Earnings / Average Capital & Reserves.

3

Corporate news

On August 1, 2003 Oscar von Chrismar assumed as the new Chief Executive Officer of the Bank. Previously, Mr. von Chrismar the Corporate Director of Wholesale Banking and the CEO of former Santander Chile prior to the merger.

New CEO Oscar von Chrismar

The Banker magazine named Banco Santander Santiago as the Best Bank in Chile. This magazine highlighted the Bank’s strong market position following the merger.

El Diario Financiero, a local newspaper and PriceWaterhouse Coopers published their ranking of the Most Admired Companies in Chile. In this ranking Santander Santiago came in 8th place overall. El Diario also published a ranking of the best Internet sites and Santander Santiago came in 1st place in e-banking.

The American Chamber of Commerce presented Santander Santiago with its annual Good Citizen Award for the Manresa Project. Manresa is a drug rehabilitation project run by the Hogar del Cristo and financed by the Bank.

Banefe was distinguished by the Great Place To Work Institute and Revista Capital, a local magazine, as the company with the highest equality between women and men in the workforce. More than 60% of Banefe’s labor force is comprised of women.

4

NET FINANCIAL INCOME

Net interest margin impacted by negative inflation in the quarter

Net Financial Income	Quarter			Change %
(Ch$ million September 30, 2003)	IIIQ 2003	IIQ 2003	IIIQ 2002	IIIQ 2003/2002	IIIQ/IIQ 2003
Net interest income	71,213	79,082	162,591	(56.2%)	(10.0%)
Foreign exchange transactions[3]	34,053	48,366	(38,671)	—	(29.6%)

Net financial income	105,266	127,448	123,920	(15.1%)	(17.4%)

Average interest-earning assets*	10,035,140	10,232,178	11,204,075	(10.4%)	(1.9%)

Net interest margin**	4.2%	5.0%	4.4%

Avg. equity + non-interest bearing demand deposits / Avg. earning assets	20.0%	20.0%	17.8%

Quarterly inflation rate***	(0.08%)	1.05%	0.61%

Avg. Overnight interbank rate	2.74%	2.74%	3.21%

*	The average balance of the third and second quarters of 2003 was calculated using daily average balances. The average balance of the third quarter 2002 was calculated by taking the simple average of the balance of the combined interest earning assets as of June and September of 2002.
**	Annualized.
***	Inflation measured as the variation of the Unidad de Fomento in the quarter.

Net financial income in the third quarter of 2003 decreased 15.1% compared to the third quarter of 2002. The fall in net financial income was mainly due to:

•	Negative inflation rate. In the third quarter of 2003 the inflation rate measured by the variation of the Unidad de Fomento (inflation indexed currency, UF) was -0.08% compared to +0.61% in the same quarter of 2002. As the Bank has a positive gap in UF assets, this resulted in a lower margin as the spread between inflation-adjusted assets and peso denominated liabilities transitorily decreased. This was partially offset by the lower loss from price level restatement, as it is discussed below. The UF gap results from the Bank’s investment in liquid, low risk financial investments denominated in UFs. Despite the fluctuations in the Bank’s intra-quarter margins as a result of the fluctuations in the rate of inflation, the spread obtained from the arbitrage of the yield curve benefits the Bank’s margins as currently the yield curve has a steep positive slope.

[3]	For analysis purposes results from foreign exchange transactions, which consist mainly of the results of forward contracts which hedge foreign currency positions, has been included in the calculation of the net financial income and net financial margin. Under SBIF guidelines these gains/losses are not be considered interest revenue, but are included as gains/losses from foreign exchange transactions and, accordingly, registered in a different line of the income statement. This distorts net interest income and foreign exchange transaction gains especially in periods of high volatility of the exchange rate. The results of these hedging positions have been added to net financial income to indicate the Bank’s actual net interest margin as they are linked to normal credit operations.

5

•	Decrease in interest earning assets. The Bank’s net interest income in the quarter was also affected by the 10.4% decrease in average interest earning assets compared to the third quarter of 2002. It is important to point out that this was partially offset by the increase in high yielding consumer lending. Loans in Banefe increased 2.7% compared to the end of the second quarter of 2003 and 5.3% in 12 months. In the same period the ratio of average non-interest bearing demand deposits and equity to average interest earning assets reached 20.0% in the third quarter of 2003 compared to 17.8% in the third quarter of 2002 and 20.0% in the second quarter of 2003.

It is important to point out that as a result of the improving asset mix, the steep yield curve and the better funding mix, the Bank’s net interest margin has remained relatively stable compared to last year despite the lower inflation and interest rate environment. The Bank’s net interest margin for the nine-month period ended September 20, 2003 reached 4.5% compared to 4.6% in the same period of 2002. The evolution of the Bank’s margin compared to the rest of the banking sector has also been favorable. As of September 2003 the Bank’s margins were 24 basis points higher than the Chilean financial system net financial margin on an unconsolidated basis.

Net Interest Margin Evolution

Source: Banco Central de Chile and SBIF, unconsolidated figures

6

INTEREST EARNING ASSETS

Consumer loans increase 2.4% since the end of the second quarter of 2003

Interest Earning Assets	Quarter ended,			% Change
(Ch$ million September 30, 2003)	Sept. 30, 2003	June 30, 2003	Sept. 30, 2002	Sept. 2003/2002	Sept./June 2003
Commercial loans	2,659,004	2,683,184	3,134,160	(15.2%)	(0.9%)
Consumer loans	744,999	727,891	714,719	4.2%	2.4%
Residential mortgage loans*	1,368,903	1,457,127	1,389,486	(1.5%)	(6.1%)
Foreign trade loans	505,250	499,840	870,265	(41.9%)	1.1%
Leasing	436,242	438,110	432,601	0.8%	(0.4%)
Other outstanding loans **	1,003,301	1,103,685	1,219,244	(17.7%)	(9.1%)
Past due loans	184,081	184,451	149,144	23.4%	(0.2%)
Contingent loans	718,718	648,821	644,056	11.6%	10.8%

Total loans excluding interbank	7,620,498	7,743,109	8,553,674	(10.9%)	(1.6%)

Total financial investments	1,852,233	1,988,671	2,448,554	(24.4%)	(6.9%)
Interbank loans	100,008	122,132	42,273	136.6%	(18.1%)

Total interest-earning assets	9,572,739	9,853,912	11,044,501	(13.3%)	(2.9%)

*	Includes residential mortgage loans backed by mortgage bonds (letras hipotecarias para la vivienda) and residential mortgage loans not funded with mortgage bonds (mutuos hipotecarios para la vivienda)
**	Includes non-residential mortgage loans backed by a mortgage bond (letras hipotecarias para fines generales) and other loans.

As of September 30, 2003 total loans, excluding interbank loans decreased 1.6% compared to total loans as of June 30, 2003. High yielding consumer loans increased 2.4% between the end of the second and third quarters of 2003. Demand for loans by individuals continue to pick up as interest rates have become more attractive and unemployment levels have shown some improvement, especially in the segments attended by the Banefe division. During the quarter the Bank also sold Ch$55,382 million in residential mortgage loans. The gain from this operation is recorded in other operating income, net. The Bank’s is an important originator of mortgage loans, which obtain a relatively low spread, with very low risk and provide an important opportunity for cross-selling clients. By selling mortgage loans to large Chilean institutional investors, the Bank retains the client relationship and up fronts the spread obtained from these loans, improving its profitability and the use of capital. The decrease in loans was also due to the 0.9% decrease in commercial loans. This mainly reflects a system-wide trend and the Bank’s effort to increase spreads by rising the required return of some low yielding loan operations, especially in corporate banking.

7

CUSTOMER FUNDS

Recovery of mutual funds under management

Funding	Quarter ended,			Change %
(Ch$ million September 30, 2003)	Sept. 30, 2003	June 30, 2003	Sept. 30, 2002	Sept. 2003/2002	Sept./June 2003
Non-interest bearing demand deposits	1,818,662	2,219,766	2,051,328	(11.3%)	(18.1%)
Savings and time deposits	3,604,300	3,895,175	4,690,833	(23.2%)	(7.5%)

Total customer deposits	5,422,962	6,114,941	6,742,161	(19.6%)	(11.3%)

Mutual funds	950,202	846,678	1,164,556	(18.4%)	12.2%

Total customer funds	6,373,164	6,961,619	7,906,717	(19.4%)	(8.5%)

Total customer deposits decreased 8.5% between the second and third quarters of 2003. This fall was in line with the reduction of interest earning assets in the same period. The ratio of average non-interest bearing liabilities and equity to average earning asset reached 20.0% in the third quarter of 2003, the same level as the second quarter of 2003 and up from 17.8% in the third quarter of 2002. The 18.1% decrease in non-interest bearing liabilities compared to the end of the second quarter of 2003 was due to daily volatility of non-interest bearing balances. The average balance of non-interest bearing deposits increased 4.4% compared to the average amount in September 2002 and decreased 9.0% compared to average balance in June 2003. This decrease was mainly due to a shift of funds to interest bearing instruments, especially mutual funds.

Mutual funds under management increased 12.2% compared to the end of the second quarter of 2003. The higher yield of fixed income instruments and the recovery of the stock market have fueled the growth of mutual funds. The Bank has also been proactively encouraging clients to invest in mutual funds instead of short-term deposits as mutual funds offer a better yield for the client and the Bank generates fee income (See Fee Income). At the same time, the Bank has been launching new and innovative mutual funds. In the third quarter the Bank was the first in the market to offer a Euro denominated mutual fund together with Chile’s first fund with a guaranteed return. The 18.4% decrease in mutual funds between the third quarter of 2002 and 2003 was mainly a result of the Inverlink-CORFO affair. This situation began to reverse in the third quarter as discussed above.

8

PROVISION FOR LOAN LOSSES

Provision expense decreases as asset quality indicators improve

Provision for loan losses	Quarter			Change %
(Ch$ million September 30, 2003)	IIIQ 2003	IIQ 2003	IIIQ 2002	IIIQ 2003/2002	IIIQ/IIQ 2003
Provisions	+1,579	(13,243)	(12,126)	(113.0%)	(111.9%)
Charge-offs	(22,857)	(14,298)	(19,733)	15.8%	59.9%

Total provisions and charge-offs	(21,278)	(27,541)	(31,859)	(33.2%)	(22.7%)

Loan loss recoveries	7,709	7,610	6,834	12.8%	1.3%
Total loans	7,720,506	7,865,241	8,595,947	(10.2%)	(1.8%)
Total reserves for loan losses	173,631	174,343	161,914	7.2%	(0.4%)
Past due loans*	184,081	184,451	149,144	23.4%	(0.2%)

PDL/Total loans	2.38%	2.35%	1.74%
Risk Index[4]	1.93%	1.94%	1.56%
RLL/Past due loans	94.3%	94.5%	108.6%
Coverage of Risk Index**	116.5%	114.3%	120.7%

*	Past due loans: installments or credit lines more than 90 days overdue.
**	Coverage Risk Index = RLL / Total Loans x Risk Index.

Total provisions for loan losses decreased 33.2% compared to the third quarter of 2002. This was mainly due to a decrease in provisions following the culmination of the credit review process during the merger.

Past due loans at September 30, 2003 remained flat compared to June 30, 2003. Loans over 30 days past due decreased 1.5% in the same period. Loans rated B-, C and D, according to the SBIF’s rating system, which are the riskiest, also decreased 2.3% in the same period. As a result, the past due to total loans ratio and the Bank’s Risk Index remained stable at 2.38% and 1.93%, respectively compared to June 30, 2003 figures. The coverage ratio of the Risk Index reached 116.5% at the end of the third quarter of 2003 compared to 114.3% at the end of the second quarter of 2003. The Risk Index for the Chilean financial system as of June 2003 was 1.97% and the coverage of it with provisions was 121.8% for the banking industry as a whole.

[4]	Unconsolidated. Chilean banks are required to classify their outstanding loans on an ongoing basis for the purpose of determining the amount of loan loss reserves. Banks must evaluate the expected losses of their loan portfolio and set aside specific provisions against these losses. For example, a risk index of 1% implies that a bank is expecting to lose 1% of its loan portfolio. The risk index is the key measure used to monitor asset quality and is periodically reviewed by the Superintendency of Banks and Financial Institutions (SBIF), the industry’s main regulator.

9

FEE INCOME

The ratio of fees to operating expenses increases to 49.6% in the third quarter of 2003

Fee income	Quarter			Change %
(Ch$ million September 30, 2003)	IIIQ 2003	IIQ 2003	IIIQ 2002	IIIQ 2003/2002	IIIQ/IIQ 2003
Fee income	37,549	34,766	33,181	13.2%	8.0%
Fee expenses	(6,167)	(6,217)	(4,227)	45.9%	(0.8%)

Total fee income, net	31,382	28,549	28,954	8.4%	9.9%

Net fees / operating expenses	49.6%	45.4%	35.9%

The Bank’s net fee income rose 8.4% compared to the third quarter of 2002. The rise in fees was due to an increase in fees from various business lines. Compared to the third quarter of 2002 checking account fees were up 21.5%, credit cards fees rose 36.6%, ATM fees increased 39.3% and insurance brokerage fees grew 21.3%. This growth is a result of the renewed focus on the sale and higher usage of fee intensive products. For example, in the third quarter the Bank launched a special promotion to increase the use of credit cards by giving discounts on the purchase of gasoline on weekends. In Chile, the acquisition of gas is usually paid for using checks or cash. Through this promotion the Bank has more than doubled the usage of credit card on weekends and weekdays. The Bank also launched various new simple and low cost insurance products that boosted insurance brokerage fees. This included health insurance, credit card and check fraud insurance and property and casualty insurance.

The growth of fees on these businesses was partially offset by a 13.8% decline in mutual fund management fees, which is in line with the 18.4% decrease in assets managed in the same period. It is important to point out that compared to the second quarter of 2003 fees from asset management rose 7.3% also in line with the recovery of funds under management in the past three months.

With this growth in fees, the ratio of fees to operating expenses reached a record high 49.6% in the third quarter of 2003 compared to 45.4% in the first quarter of 2003 and 35.9% in the third quarter of 2002.

10

OPERATING EXPENSES AND EFFICIENCY

Adjusted expenses down 17.3% compared to the third quarter of 2002

Operating Expenses	Quarter			Change %
(Ch$ million September 30, 2003)	IIIQ 2003	IIQ 2003	IIIQ 2002	IIIQ 2003/2002	IIIQ/IIQ 2003
Personnel expenses	(32,850)	(32,176)	(42,549)	(22.8%)	2.1%
Administrative expenses	(19,976)	(21,027)	(26,593)	(24.9%)	(5.0%)
Depreciation and amortization	(10,406)	(9,639)	(11,469)	(9.3%)	8.0%
Operating expenses	(63,232)	(62,842)	(80,611)	(21.6%)	0.6%

Efficiency ratio*	45.1%	41.1%	52.9%

Efficiency ratio excluding amortization and depreciation**	37.7%	34.8%	45.4%

*	Operating expenses / Operating income. Operating income = Net interest income + Net fee income + Other operating income, net.
**	Efficiency ratio excluding amortization and depreciation = (Personnel + Administrative expense) / (Net interest income + Net fee income + Other operating income, net).

In the third quarter 2003 operating expenses decreased 21.6% compared to the third quarter of 2002. The main driver of the positive evolution of the Bank’s cost structure continues to be the savings and synergies produced by the merger. The reduction in total expenses, excluding one-time merger costs incurred in the third quarter of 2002 reached 17.3%, with a 14.5% decrease in personnel expenses and a 24.9% reduction in administrative costs. Total headcount has decreased 14% since the beginning of the merger process. The efficiency ratio reached 45.1% in the third quarter of 2003 compared to the adjusted efficiency ratio of 50.2% in the third quarter of 2002.

The 2.1% rise in personnel expenses compared to the second quarter of 2003 was mainly due to one-time expenses incurred in connection with the signing of a new collective bargaining agreement with the Bank’s main unions. This new agreement expires in the fourth quarter of 2007. In the process the Bank standardized benefits among former Santiago and Santander employees with no major increase in costs while maintaining healthy labor relations with our employees and unions.

11

OTHER OPERATING INCOME

The Banks sells Ch$55,382 million in mortgage loans

Other operating income*	Quarter			Change %
(Ch$ million September 30, 2003)	IIIQ 2003	IIQ 2003	IIIQ 2002	IIIQ 2003/2002	IIIQ/IIQ 2003
Net gain from trading and mark-to-market of securities	6,380	1,156	4,978	28.2%	451.9%
Other	(2,840)	(4,294)	(5,454)	(47.9%)	(33.9%)

Total	3,540	(3,138)	(476)	—	—

*	The gain (loss) from foreign exchange transactions are included in the analysis of net financial income (See Net Financial Income)

The net gain from trading and mark-to-market of securities totaled Ch$6,380 million in the third quarter of 2003 compared to Ch$4,978 million in the third quarter of 2002. In the quarter mark-to-market gains were limited as interest rate rose during the period. Nevertheless, the Bank recorded a gain of Ch$1,710 million from the sale of Ch$55,382 million in residential mortgage loans. This in line with the Bank’s strategy of focusing on profitability and optimizing the use of capital. At the same time, this line item includes the positive results of the Bank’s securitization subsidiary that saw an important increase in activity in the quarter as a result of securitizing third party mortgage loans.

OTHER INCOME/EXPENSES, PRICE LEVEL RESTATEMENT AND INCOME TAX

Other Income and Expenses	Quarter			Change %
(Ch$ million September 30, 2003)	IIIQ 2003	IIQ 2003	IIIQ 2002	IIIQ 2003/2002	IIIQ/IIQ 2003
Recovery of loans	7,709	7,610	6,834	12.8%	1.3%
Non-operating income, net	(2,830)	(3,089)	(4,442)	(36.3%)	(8.4%)
Income attributable to investments in other companies	92	501	560	(83.6%)	(81.6%)
Losses attributable to minority interest	(30)	(36)	(79)	(62.0%)	(16.7%)

Total other income, net	4,941	4,986	2,873	72.0%	(0.9%)

Price level restatement	(597)	(5,282)	(3,077)	(80.6%)	(88.7%)

Income tax	(10,344)	(11,180)	(5,379)	92.3%	(7.5%)

Other income, net totaled a gain of Ch$4,941 million in the quarter increasing 72.0% compared to the third quarter of 2002. In the third quarter of 2002 the Bank recognized Ch$6,644 million in one-time merger related costs in other non-operating expenses.

The 80.6% decrease in the loss from price level restatement in the third quarter of 2003 compared to the second quarter of 2003 reflects the lower UF inflation rate in the third quarter compared to previous periods. The Bank must adjust its capital, fixed assets and other assets for the variations in price levels. Since the Bank’s capital is larger than the sum of fixed and other assets, the size of the loss from price level restatement is positively correlated with the variations of inflation.

12

The Bank’s effective tax rate reached 17.2% in the third quarter of 2003 similar to the effective corporate tax rate in Chile of 16.5%.

SHAREHOLDERS’ EQUITY AND REGULATORY CAPITAL

ROE in the quarter reaches 24.3% with a BIS ratio of 15.3%

Shareholders’ equity	Quarter ended			Change %
(Ch$ million September 30, 2003)	IIIQ 2003	IIQ 2003	IIIQ 2002	IIIQ 2003/2002	IIIQ/IIQ 2003
Capital and Reserves	818,648	824,064	826,160	(0.9%)	(0.7%)
Net Income	141,123	91,536	161,853	(12.8%)	54.2%

Total shareholders’ equity	959,771	915,600	988,013	(2.9%)	4.8%

As of September 30, 2003, the Bank’s shareholders’ equity totaled Ch$959,771 million. The Bank’s ROE in the third quarter of 2003, measured as net income over average capital and reserves in the period reached 24.3%. The Bank’s BIS ratio as of September 30, 2003 was 15.3% above the minimum BIS ratio of 12% required by the SBIF for this Bank. In the same period the Tier I ratio reached a solid level of 10.9%.

Capital Adequacy (Ch$ million Sept. 30, 2003)	Sept 30, 2003
Tier I	10.9%
Tier II	4.4%
BIS ratio	15.3%
Regulatory capital	1,151,326
Risk weighted assets	7,513,496

13

INSTITUTIONAL BACKGROUND

According to the latest figures published by the SBIF for the month of September 2003, Santander Chile was the largest bank in Chile in terms of loans and deposits. The Bank also has the largest distribution network with 346 branches and 1,098 ATMs. The Bank has the highest credit ratings among all Latin American companies with an A- rating from both Standard and Poor’s and Fitch and a Baa1 rating from Moody’s , which are the same ratings assigned to the Republic of Chile. The stock is traded on the New York Stock Exchange (NYSE: SAN) and the Santiago Stock Exchange (SSE: Bsantander). The Bank’s main shareholder is Grupo Santander, which directly and indirectly owns 84.14% of Banco Santander Chile.

Grupo Santander

Grupo Santander (SAN.MC, STD.N) is the largest financial group in Spain and Latin America by profits, and is the second largest bank in the Euro Zone by market capitalization. Founded in 1857, it has forged important business initiatives in Europe, including a more than 15-year old alliance with The Royal Bank of Scotland, ownership of the third largest banking group in Portugal and the leading independent Consumer Finance franchise in Germany and seven European countries.

Grupo Santander maintains a leadership position in Latin America, with 4,000 offices serving more than 12 million individual clients and approximately half a million small and medium sized companies, managing on and off-balance sheet business for approximately €100 billion. The Group recorded €1.382,7 million in net attributable income from Latin America during the year 2002 and €1.038,5 million euros as of September 30, 2003.

14

ITEM 2

BANCO SANTANDER - CHILE, AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

(Adjusted for general price level changes and expressed in millions of constant

Ch$ of Sept. 30, 2003 )

	30-Sep 2003	30-Sep 2003	30-Jun 2003	30-Sep 2002	% Change Sept. 2003/2002	% Change Sept. / June 2003
	US$ thousands	Ch$ millions	Ch$ millions	Ch$ millions
A S S E T S

Cash and due from banks
Noninterest bearing	1,065,029	708,383	952,568	1,041,288	-32.0%	-25.6%
Interbank deposits-interest bearing	283,540	188,591	134,843	71,492	163.8%	39.9%

Total cash and due from banks	1,348,569	896,974	1,087,411	1,112,780	-19.4%	-17.5%

Financial investments
Government securities	1,330,263	884,798	993,099	1,118,191	-20.9%	-10.9%
Investments purchased under agreements to resell	-1,827	-1,215	74,011	156,495	-100.8%	-101.6%
Other financial investments	763,170	507,607	269,115	612,302	-17.1%	88.6%
Investment collateral under agreements to repurchase	693,162	461,043	652,446	561,566	-17.9%	-29.3%

Total financial investments	2,784,768	1,852,233	1,988,671	2,448,554	-24.4%	-6.9%

Loans, net
Commercial loans	3,997,721	2,659,004	2,683,184	3,134,160	-15.2%	-0.9%
Consumer loans	1,120,080	744,999	727,891	714,719	4.2%	2.4%
Mortgage loans (Residential and general purpose)	2,304,313	1,532,668	1,613,208	1,629,208	-5.9%	-5.0%
Foreign trade loans	759,626	505,250	499,840	870,265	-41.9%	1.1%
Interbank loans	150,359	100,008	122,132	42,273	136.6%	-18.1%
Leasing	655,875	436,242	438,110	432,601	0.8%	-0.4%
Other outstanding loans	1,262,213	839,536	947,604	979,521	-14.3%	-11.4%
Past due loans	276,759	184,081	184,451	149,144	23.4%	-0.2%
Contingent loans	1,080,568	718,718	648,821	644,056	11.6%	10.8%
Reserve for loan losses	(261,048)	(173,631)	(174,343)	(161,914)	7.2%	-0.4%

Total loans, net	11,346,466	7,546,875	7,690,898	8,434,033	-10.5%	-1.9%

Other assets
Bank premises and equipment	312,659	207,959	210,484	232,579	-10.6%	-1.2%
Foreclosed assets	64,439	42,860	40,091	24,885	72.2%	6.9%
Investments in other companies	7,265	4,832	4,794	5,166	-6.5%	0.8%
Assets to be leased	22,540	14,992	14,023	33,143	-54.8%	6.9%
Other	1,072,732	713,506	535,124	407,670	75.0%	33.3%

Total other assets	1,479,635	984,149	804,516	703,443	39.9%	22.3%

TOTAL ASSETS	16,959,438	11,280,231	11,571,496	12,698,810	-11.2%	-2.5%

BANCO SANTANDER - CHILE, AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

(Adjusted for general price level changes and expressed in millions of constant

Ch$ of Sept. 30, 2003 )

	30-Sep 2003	30-Sep 2003	30-Jun 2003	30-Sep 2002	% Change Sept. 2003/2002	% Change Sept. / June 2003
	US$ thousands	Ch$ millions	Ch$ millions	Ch$ millions
LIABILITIES AND SHAREHOLDERS’ EQUITY

Deposits
Current accounts	1,584,947	1,054,196	1,213,905	1,099,976	-4.2%	-13.2%
Bankers drafts and other deposits	1,149,348	764,466	1,005,861	951,352	-19.6%	-24.0%

	2,734,295	1,818,662	2,219,766	2,051,328	-11.3%	-18.1%

Savings accounts and time deposits	5,418,941	3,604,300	3,895,175	4,690,833	-23.2%	-7.5%

Total deposits	8,153,236	5,422,962	6,114,941	6,742,161	-19.6%	-11.3%

Other interest bearing liabilities
Banco Central de Chile borrowings
Credit lines for renegotiation of loans	20,130	13,389	14,026	17,202	-22.2%	-4.5%
Other Banco Central borrowings	17,070	11,354	30,223	14,616	-22.3%	-62.4%

Total Banco Central borrowings	37,200	24,743	44,249	31,818	-22.2%	-44.1%

Investments sold under agreements to repurchase	924,920	615,192	505,491	608,519	1.1%	21.7%

Mortgage finance bonds	2,331,895	1,551,013	1,601,014	1,735,290	-10.6%	-3.1%

Other borrowings
Bonds	461,200	306,758	322,031	420,165	-27.0%	-4.7%
Subordinated bonds	632,061	420,403	439,931	483,747	-13.1%	-4.4%
Borrowings from domestic financial institutions	131,511	87,472	89,168	50,561	73.0%	-1.9%
Foreign borrowings	1,001,831	666,348	581,291	614,265	8.5%	14.6%
Other obligations	83,943	55,833	65,353	88,215	-36.7%	-14.6%

Total other borrowings	2,310,546	1,536,814	1,497,774	1,656,953	-7.3%	2.6%

Total other interest bearing liabilities	5,604,561	3,727,762	3,648,528	4,032,580	-7.6%	2.2%

Other liabilities
Contingent liabilities	1,080,399	718,606	648,012	644,246	11.5%	10.9%
Other	676,907	450,231	243,546	290,869	54.8%	84.9%
Minority interest	1,352	899	869	941	-4.5%	3.5%

Total other liabilities	1,758,658	1,169,736	892,427	936,056	25.0%	31.1%

Shareholders’ equity
Capital and reserves	1,230,809	818,648	824,064	826,160	-0.9%	-0.7%
Income for the year	212,174	141,123	91,536	161,853	-12.8%	54.2%

Total shareholders’ equity	1,442,983	959,771	915,600	988,013	-2.9%	4.8%

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	16,959,438	11,280,231	11,571,496	12,698,810	-11.2%	-2.5%

ITEM 3

BANCO SANTANDER CHILE

QUARTERLY INCOME STATEMENTS

Constant Chilean pesos of Sept. 30, 2003

	IIIQ 2003	IIIQ 2003	IIQ 2003	IIIQ 2002	% Change IIIQ 2003/2002	% Change IIIQ / IIQ 2003
	US$ thousands	Ch$ millions	Ch$ millions	Ch$ millions
Interest income and expense
Interest income	202,962	134,996	186,410	293,727	-54.0%	-27.6%
Interest expense	(95,896)	(63,783)	(107,328)	(131,136)	-51.4%	-40.6%

Net interest income	107,066	71,213	79,082	162,591	-56.2%	-10.0%

Provision for loan losses	(31,991)	(21,278)	(27,541)	(31,859)	-33.2%	-22.7%

Fees and income from services
Fees and other services income	56,454	37,549	34,766	33,181	13.2%	8.0%
Other services expense	(9,272)	(6,167)	(6,217)	(4,227)	45.9%	-0.8%

Total fees and income from services, net	47,182	31,382	28,549	28,954	8.4%	9.9%

Other operating income, net
Net gain (loss) from trading and brokerage	9,592	6,380	1,156	4,978	28.2%	451.9%
Foreign exchange transactions,net	51,198	34,053	48,366	(38,671)	-188.1%	-29.6%
Other, net	(4,270)	(2,840)	(4,294)	(5,454)	-47.9%	-33.9%

Total other operating income,net	56,520	37,593	45,228	(39,147)	-196.0%	-16.9%

Other income and expenses
Recovery of loans previously written off	11,590	7,709	7,610	6,834	12.8%	1.3%
Nonoperating income, net	(4,255)	(2,830)	(3,089)	(4,442)	-36.3%	-8.4%
Income attributable to investments in other companies	138	92	501	560	-83.6%	-81.6%
Losses attributable to minority interest	(45)	(30)	(36)	(79)	-62.0%	-16.7%

Total other income and expenses	7,428	4,941	4,986	2,873	72.0%	-0.9%

Operating expenses
Personnel salaries and expenses	(49,389)	(32,850)	(32,176)	(42,549)	-22.8%	2.1%
Administrative and other expenses	(30,033)	(19,976)	(21,027)	(26,593)	-24.9%	-5.0%
Depreciation and amortization	(15,645)	(10,406)	(9,639)	(11,469)	-9.3%	8.0%

Total operating expenses	(95,067)	(63,232)	(62,842)	(80,611)	-21.6%	0.6%

Gain (loss) from price-level restatement	(898)	(597)	(5,282)	(3,077)	-80.6%	-88.7%

Income before income taxes	90,240	60,022	62,180	39,724	51.1%	-3.5%
Income taxes	(15,552)	(10,344)	(11,180)	(5,379)	92.3%	-7.5%

Net income	74,688	49,678	51,000	34,345	44.6%	-2.6%

ITEM 4

343,343	376,819

BANCO SANTANDER CHILE

YTD INCOME STATEMENTS

Constant Chilean pesos of Sept. 30, 2003

	30-Sep-03	30-Sep-03	30-Sep-02	% Change 2003/2002
	US$ thousands	Ch$ millions	Ch$ millions
Interest income and expense
Interest income	811,124	539,503	817,829	-34.0%
Interest expense	(391,975)	(260,714)	(381,060)	-31.6%

Net interest income	419,149	278,789	436,769	-36.2%

Provision for loan losses	(120,133)	(79,904)	(68,450)	16.7%

Fees and income from services
Fees and other services income	157,674	104,874	93,859	11.7%
Other services expense	(27,978)	(18,609)	(14,923)	24.7%

Total fees and income from services, net	129,696	86,265	78,936	9.3%

Other operating income, net
Net gain (loss) from trading and brokerage	23,698	15,762	32,844	-52.0%
Foreign exchange transactions,net	97,055	64,554	(59,950)	-207.7%
Other, net	(19,513)	(12,979)	(13,498)	-3.8%

Total other operating income,net	101,240	67,337	(40,604)	-265.8%

Other income and expenses
Recovery of loans previously written off	33,275	22,132	20,286	9.1%
Nonoperating income, net	(8,343)	(5,549)	(12,210)	-54.6%
Income attributable to investments in other companies	1,095	728	742	-1.9%
Losses attributable to minority interest	(170)	(113)	(162)	-30.2%

Total other income and expenses	25,857	17,198	8,656	98.7%

Operating expenses
Personnel salaries and expenses	(144,248)	(95,944)	(117,436)	-18.3%
Administrative and other expenses	(96,894)	(64,447)	(76,988)	-16.3%
Depreciation and amortization	(44,268)	(29,444)	(28,958)	1.7%

Total operating expenses	(285,410)	(189,835)	(223,382)	-15.0%

Gain (loss) from price-level restatement	(13,406)	(8,917)	(5,428)	64.3%

Income before income taxes	256,993	170,933	186,497	-8.3%
Income taxes	(44,818)	(29,810)	(24,644)	21.0%

Net income	212,175	141,123	161,853	-12.8%

ITEM 5

Financial Ratios

	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03	3Q03
Profitability
Net interest margin*	4.1%	4.6%	4.4%	4.9%	4.3%	5.0%	4.2%
Net fees / operating expenses	35.9%	34.2%	35.9%	34.9%	41.3%	45.4%	49.6%
ROE	24.6%	33.1%	16.8%	0.0%	17.0%	23.6%	24.3%

Capital ratio
BIS	12.9%	12.8%	13.9%	14.3%	16.6%	15.0%	15.3%

Earnings per Share
Net income (nominal Ch$mn)	58,498	64,839	33,375	48,480	40,497	50,948	49,678
Net income per share (Nominal Ch$)	0.31	0.34	0.18	0.26	0.21	0.27	0.26
Net income per ADS (US$)	0.49	0.51	0.25	0.0	0.31	0.40	0.41
Shares outstanding in million	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1

Credit Quality
Past due loans/total loans	1.40%	1.35%	1.74%	2.12%	2.30%	2.35%	2.38%
Reserves for loan losses/past due loans	139.6%	129.9%	108.6%	100.5%	93.3%	94.5%	94.3%
Risk index	1.34%	1.33%	1.56%	1.68%	1.84%	1.94%	1.93%

Efficiency
Operating expenses/operating income	44.7%	43.7%	52.9%	48.2%	45.8%	41.1%	45.1%

Market information (period-end)
Stock price	12.8	11.6	12.8	12.8	12.9	13.7	14.7
ADR price	20.10	17.35	17.7	18.63	18.33	20.41	23
Market capitalization (US$mn)	3,646	3,147	3,210	3,379	3,325	3,702	4,172

Other Data
Exchange rate (Ch/US$) (period-end)	664.44	697.69	747.62	712.38	727.36	697.23	665.13

*	Net interest margin including results of foreign exchange transactions

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Chile

Date: November 17, 2003	By:	/s/ Gonzalo Romero

Name: Gonzalo Romero Title: General Counsel